Corporate Presentation | August 12, 2014

NYSE-MKT: AXU
TSX: AXR

ALEXCO

There will not be any sale or any acceptance of an offer to buy any securities described in this document until a receipt for a final short form prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

This presentation does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Forward Looking Statement

This presentation contains forward -looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward -looking information within the meaning of applicable Canadian securities laws (together, “forward -looking statements”) concerning Alexco's business plans, including but not limited to anticipated results and developments in Alexco’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this presentation. Alexco does not intend, and does not assume any obligation, to update these forward -looking statements, except as required by applicable law.

Forward -looking statements may include, but are not limited to, statements with respect to any proposed offering, anticipated closing of any proposed offering, potential exercise by the Underwriter of any over-allotment option, anticipated use of proceeds, the amendment to the Silver Purchase Agreement, its impact on Alexco and the Keno Hill Silver District and the parties’ rights, obligations and conditions thereunder, including Alexco’s condition to pay Silver Wheaton $20 million and obtain regulatory approvals for any financing related thereto, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the anticipated timing of making a production decision in the Eastern Keno Hill Silver District including recommencement of production at the Bellekeno mining operation, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward -looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward -looking statements. Such factors include, but are not limited to, risks related to regulatory approval of any proposed offering; risks related to Alexco's ability to raise additional capital; the parties’ performance under the amendment to the Silver Purchase Agreement, including Alexco’s ability to raise additional capital to make the $20 million payment to Silver Wheaton to meet its condition thereunder; success and timing of regulatory approvals; actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward -looking statements are statements about the future and are inherently uncertain, and actual achievements of Alexco or other future events or conditions may differ materially from those reflected in the forward -looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in the section entitled "Risk Factors" in the MD&A included in Alexco’s most recent interim and annual financial reports, its current AIF and U.S. Form 40-F, and various of its other continuous disclosure documents.

Forward -looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward -looking statements included in this presentation, Alexco has applied several material assumptions, including, but not limited to, the assumption that: (1) the Company will be able to raise additional capital, including to make the $20 million payment to Silver Wheaton under the amendment, and that regulatory approval will be obtained in a timely fashion; (2) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (3) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the EKHSD PEA, (4) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; and (5) any additional financing needed will be available on reasonable terms. Financial outlook information contained in this presentation about potential future cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available. Readers are cautioned that any such financial outlook information contained herein should not be used for purposes other than for which it is disclosed herein.

Preliminary Economic Assessment Cautionary Statement

On December 12, 2013, Alexco Resource Corp. filed a Preliminary Economic
Assessment Technical Report entitled “Updated Preliminary Economic Assessment for the Eastern Keno Hill Silver District Project – Phase 2, Yukon, Canada”

Readers are cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability. The  PEA is preliminary in nature; as well, while the consolidated mine production under the PEA is derived primarily from indicated mineral resources, approximately 6% is derived from inferred mineral resources. There is no certainty that  the PEA will be realized, and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The PEA contemplates an initial development and construction period beginning in the second quarter of 2014, with startup of commercial production in the second quarter of 2015. Commencement of development and construction remains dependent on Alexco making a development decision , which would be dependent on a number of factors, including but not limited to expectations regarding market prices for silver, lead, zinc and gold as well as the US - Canadian dollar exchange rate, and the availability of development capital. Additionally, a production decision which is made without a feasibility study of mineral reserves demonstrating economic and technical viability carries additional potential risks which include, but are not limited to, the risk that additional detailed work may be necessary with respect to mine design and mining schedules, metallurgical flow sheets and process plant designs, and the noted inherent risks pertaining to the inclusion of approximately 6% inferred mineral resources in the mine plan.

Amended Silver Purchase Agreement (SPA): Key Terms

All US$

•	Establishes a new variable production payment curve based on the spot silver price (previously a fixed $3.90/oz payment)

•	Production payment varies between $18.00/oz and $3.90/oz

•	25% silver stream to Silver Wheaton (SLW) maintained

•	Subject to $20 million payment to SLW, with SLW to participate in $5 million of Alexco equity raise

•	10-year term, with option for Alexco to extend term for a further 5 to 10 years with additional payment of $10 million to $20 million, respectively

•	SLW area of interest established1km outside of existing Keno Hill holdings

•	400 tonne per day completion test deferred up to 24 months after resumption of operations and delivery of first concentrate to smelter

Amended Silver Purchase Agreement: Variable Production Payment Curve

At $19.45 spot silver price, maximum SLW production payment/oz is $18.00
Production payment increases by $0.91/oz for each $1 increase in spot silver price from $3.90 to $19.45
Production payment decreases by $0.91/oz for each $1 increase in spot silver price from $19.45 to $35.00, levelling at $3.90 thereafter
Production Payment Per Ounce $USD
$20
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
$4.45 $5.45 $6.45 $7.45 $8.45 $9.45 $10.45 $11.45 $12.45 $13.45 $14.45 $15.45 $16.45 $17.45 $18.45 $19.45 $20.45 $21.45 $22.45 $23.45 $24.45 $25.45 $26.45 $27.45 $28.45 $29.45 $30.45 $31.45 $32.45 $33.45 $34.45 $35.45 $36.45 $37.45 $38.45 $39.45
Previous Month's COMEX Monthly Average Silver Price $USD
Production Payment Curve

Variable Production Payment Expressed as Silver Streaming Equivalent Curve

Example Price/ Payment Levels*			
Silver Price/oz USD		SLW - New Production Payment/oz USD	
$	16.00	$	14.86
$	19.00	$	17.59
$	21.00	$	16.59
$	24.00	$	13.86
$	27.00	$	11.13
$	30.00	$	8.40
$	33.00	$	5.67
$	36.00	$	3.90
$	39.00	$	3.90

*See first slide in the Appendix for expanded price-payment table.

For comparative purposes only – 25% silver stream is preserved, but with new variable payment structure

30%
25%
20%
15%
10%
5%
0%
Equivalent Stream %
$15 $16 $17 $18 $19 $20 $21 $22 $23 $24 $25 $26 $27 $28 $29 $30 $31 $32 $33 $34 $35 $36 $37 $38 $39 $40
Silver Price/Oz ($US)
SLW Current Share of Payable Silver Production – 25%
Variable Production Payment Expressed as Silver Streaming Curve

6

Eastern Keno Hill Silver District PEA (2013)

233 square km property position

N
S
W
E
0 1.25 2.5 5
kilometres
Area of PEA: Eastern Keno Hill Silver District Area (EKHSD)
Lucky Queen
Sadie-Ladue
Flame & Moth
Keno Hill
Elsa Tailings
Hector-Calumet
Onek
District Mill
Silver King
Husky
Elsa
Bellekeno
Galena Hill
Bellekeno
Historic Production > 10 Moz Silver
Historic Production > 1 Moz Silver

7

Amended SPA Agreement: Impact on 2013 Preliminary Economic Assessment Plan (PEA)

	(All $Cdn)
At US$24/oz silver price	PEA - Original SLW Agreement	PEA - Amended SLW Agreement
PEA After-tax NPV	$29.6 million	$33.0 million (net of US$20M SLW buy-down)
Silver stream expressed as NSR	20%	12.6%
PEA cumulative net cash	$41.4 million	$49.0 million (net of US$20M SLW buy-down)
Alexco share of project cumulative net margin	38%	69%

2013 PEA and AlexcoMetrics*($Cdn)

•      9 month construction period; 5.5 years of production

•      Annual production: average 3.1 million ounces of payable silver, 6.8 million pounds of lead, 6.6 million pounds of zinc and 1,050 ounces of gold

•      Underground development capital - $13 million (Alexco internal estimate – see slide 14)

•      Working capital, sustaining development, scale up – additional $12 million (Alexco internal estimate)

(*See PEA Cautionary language on slide 3. The PEA (2013) is based on metal prices of US $24 per ounce for silver, US $0.95 per pound for lead, US $0.85 per pound for zinc and US $1,300 per ounce for gold.)	8

PEA Impact: Significantly Improved Operating Cash Margins

Original Agreement vs Amended Agreement
$600
$500
$400
$300
$200
$100
$-
CAD Millions
$334M
Net Smelter
Revenue
Alexco
Margin
Increase:
$60M
(to $48M)
$54M
Net Margin
$422M
Net Smelter
Revenue
Alexco
Margin
Increase:
$44M
(to $97M)
$142M
Net Margin
$527M
Net Smelter
Revenue
Alexco
Margin
Increase:
$20M
(to $152M)
$247M
Net Margin
$19
$24
$30
Silver Price/oz ($US)
SLW 25% Share
SLW Amended SPA Share
PEA Net Smelter Revenue
PEA Cumulative Net Margin $

9

PEA Impact: Cumulative Net Margin % Increase
  At $20/oz silver, Alexco’s share of cumulative net margin under the amended agreement is 85%, compared to just 2% under the original agreement
  Between $20-$30/oz silver, under the original agreement SLW’s share of cumulative net margin averaged ~69%, reduced to ~37% under the amended agreement

(*See PEA Cautionary language on slide 3. The PEA (2013) is based on metal prices of US $24 per ounce for silver, US $0.95 per pound for lead, US $ 0.85 per pound for zinc and US $1,300 per ounce for gold.)	10

Downside Price Protection, Leveraged to Price Upside, Robust Margins

(*See PEA Cautionary language on slide 3. The PEA (2013) is based on metal prices of US $24 per ounce for silver, US $0.95 per pound for lead, US $ 0.85 per pound for zinc and US $1,300 per ounce for gold.)	11

Alexco Restructuring Objective: to be a Sustaining Silver Producer through all Silver Cycles

Critical Factors to Achieve Restructuring Objective and
Restart of Operations

(*See PEA Cautionary language on slide 3. The PEA (2013) is based on metal prices of US $24 per ounce for silver, US $0.95 per pound for lead, US $ 0.85 per pound for zinc and US $1,300 per ounce for gold.)	12

Flame & Moth: Cornerstone Asset for Next 6+ Years Conveniently Proximate to Mill

Flame & Moth
West
Lightning Zone
Proposed Portal
Location
Keno Hill Mill
Christal Zone

Flame & Moth Underground Development Capital Estimate & Schedule

Flexibility to Develop Flame & Moth in Phases
Category	$ M Cdn
Surface Infrastructure/PPE	$ 0.9
Water Treatment Plant	$ 0.8
Primary Decline Ramp (622 m)	$ 4.4
Ore and Level Accesses (500 m)	$ 3.5
Ventilation Raise (99 m)	$ 0.7
Underground Definition Drilling (5,600 m)	$ 1.6
Contingency (10%)	$ 1.1
Total Development Cost	$ 13.0

UNDERGROUNDDEVELOPMENT SCHEDULE

>       Assessment & Permitting                                        9 months
>       Infrastructure – Underground Access                      8 months
>       Underground Development                                  2-4 months

(The underground development phase capital is a subset of the total initial capital required for theFlame& Moth deposit as described in the PEA. See PEA Cautionary Statement on slide 3.)	14

Flame & Moth Resource Proposed Development Design

Block Model at $185 NSR Cutoff
Mill
950
900
850
800
750
700
650
600
550
500
450
NSR Value
185 - 260
260 - 400
400 - 600
600 - 800
800 - 1000
>1000
0
100
200m
2013 Updated Resource Estimate[1]
Indicated = 22,859,000 Moz Ag
Inferred = 1,081,000 Moz Ag
([1]See appended Summary of Silver Resources slide)

15

Potential Mineable Tonnes included in PEA Plant Feed

2014 - 2020

Mine	Tonnes	Silver (gpt)	Gold (gpt)	Lead (%)	Zinc (%)
Flame & Moth	593,000	690	0.52	2.18	5.44
Bellekeno	85,700	660		6.74	4.15
Lucky Queen	129,000	1054	0.12	2.35	1.47
Total	807,700	745	0.40	2.69	4.67

Please see the December 12, 2013, Alexco Resource Corp. Preliminary Economic Assessment Technical Report entitled “Updated Preliminary Economic Assessment for the Eastern Keno Hill Silver District Project – Phase 2, Yukon, Canada” for further information.	16

Alexco Environmental Group: Record Results 2013

•	2013 revenue: $16.3 million; 42.5% gross margin*

•	2012 revenue: $8.0 million; 40.3% gross margin*

•	A branded, respected and growing environmental remediation business with mining focus

*Including the impacts from the execution of the ARSA and from changes in the estimates of the environmental services contract loss provision, the gross margin for 2012 and 2013 was 36% and 54%, respectively.	17

Alexco Resource Corp.

NYSE*MKT:AXU / TSX:AXR 62.6 Million Shares Issued & Outstanding

•	100% owner of Keno Hill District
•	Canada’s only primary silver producer 2011-2013
•	Favorable silver streaming amendment
•	Indicated silver resources of 49.7 million ounces*
• Additional 9.9 million oz Inferred resource*
• Additional 5.4 million oz Historical resource*
•	Alexco Environmental Group: an established
•	brand– record growth and profitability

Mar. 31, 2014
Cash	$8.5 million
Additional RestrictedCash	$9.9 million
Net Working Capital	$14.8 million
No Financial Debt

*Please see appended Summary of Silver Resources slide for full mineral resource disclosure.

Alexco Resource Corp.

APPENDIXSLIDES

Variable Production Payment / Streaming Equivalent

	Amended
Silver	Production	Illustrative
Price/oz	Payment/oz	Equivalent
US$	US$	Silver Stream
$15.00	$13.95	2.4%
$16.00	$14.86	2.4%
$17.00	$15.77	2.3%
$18.00	$16.68	2.3%
$19.00	$17.59	2.3%
$20.00	$17.50	3.9%
$21.00	$16.59	6.4%
$22.00	$15.68	8.7%
$23.00	$14.77	10.8%
$24.00	$13.86	12.6%
$25.00	$12.95	14.3%
$26.00	$12.04	15.8%
$27.00	$11.13	17.2%
$28.00	$10.22	18.4%
$29.00	$9.31	19.6%
$30.00	$8.40	20.7%
$31.00	$7.49	21.7%
$32.00	$6.58	22.6%
$33.00	$5.67	23.5%
$34.00	$4.76	24.3%
$35.00	$3.90	25.0%
$36.00	$3.90	25.0%
$37.00	$3.90	25.0%
$38.00	$3.90	25.0%
$39.00	$3.90	25.0%
$40.00	$3.90	25.0%

Net Cumulative Pre * Tax Cash: 25% Silver Stream versus Variable Production Payment

Variable Production Payment Curve–
Impact Pre * Buy * onPEACumulative TaxNetCashNetofUSD$20M down

(*See PEA Cautionary language on slide 3. The PEA (2013) is based on metal prices of US $24 per ounce for silver, US $0.95 per pound for lead, US $ 0.85 per pound for zinc and US $1,300 per ounce for gold.)	21

Net Cumulative Post * Tax Cash: 25% Silver Stream versus Variable Production Payment

Variable Production Payment Curve–
Impact Post * Buy * onPEACumulative TaxNetCash,NetofUSD$20M down

(*See PEA Cautionary language on slide 3. The PEA (2013) is based on metal prices of US $24 pe rounce for silver, US $0.95 per pound for lead, US $ 0.85 per pound for zinc and US $1,300 per ounce for gold.)	22

Silver Wheaton’s Expanded ‘Area of Interest’

Keno Hill Silver District
Current 233 square km property position

23

2014 Q1 and 2013 Year * End Results

	First	First	Year	Year
In $000s, except per share	Quarter	Quarter	End	End
amounts	2014	2013	2013	2012

Revenue	3,327	16,715	59,433	84,708
Gross Profit	1,237	839	8,820	17,920
Income (Loss) Before Taxes	(1,899)	(3,354)	(62,079)	7,979
Net Income (Loss)	(1,419)	(2,332)	(50,450)	3,420
Adjusted Net Income (Loss)*	(1,419)	(2,332)	(4,313)	3,420

Earnings (Loss) Per Share	($0.02)	($0.04)	($0.81)	$0.06
Adjusted Earnings (Loss) Per Share*	($0.02)	($0.04)	($0.07)	$0.06

*Adjusted figures do not include the impairment charge recorded in Q2 2013	24

Summary of Silver Resources: Keno Hill Silver District

Category[1,2,11]	Property	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)

Indicated	Bellekeno Deposit[4]	262,000	585	n/a	3.5%	5.3%	4,933,000
	Lucky Queen Deposit[5]	124,000	1,227	0.2	2.6%	1.7%	4,891,000
	Flame & Moth Deposit[6]	1,378,000	516	0.4	1.7%	5.7%	22,859,000
	Eastern Keno Hill Silver District[3]	1,764,000	576	n/a	2.0%	5.4%	32,683,000
	Onek[7]	585,000	194	0.7	1.2%	13.7%	3,648,000
	Bermingham[8]	257,000	460	0.1	2.0%	2.1%	3,800,000
	Total Indicated – Sub-Surface Deposits	2,606,000	479	n/a	1.9%	6.9%	40,131,000
	Elsa Tailings[9]	2,490,000	119	0.1	1.0%	0.7%	9,526,000
	Total Indicated – All Deposits	5,096,000	303	n/a	1.4%	3.9%	49,657,000

Inferred	Bellekeno Deposit[4]	243,000	428	n/a	4.1%	5.1%	3,338,000
	Lucky Queen Deposit[5]	150,000	571	0.2	1.4%	0.9%	2,753,000
	Flame & Moth Deposit[6]	107,000	313	0.3	0.9%	4.2%	1,081,000
	Eastern Keno Hill Silver District[3]	500,000	446	n/a	2.6%	3.7%	7,172,000
	Onek[7]	236,000	203	0.4	1.1%	11.5%	1,540,000
	Bermingham[8]	102,000	372	0.1	1.1%	1.8%	1,220,000
	Total Inferred	838,000	369	n/a	2.0%	5.6%	9,932,000

Historical	Silver King[10]
Resources	- Proven, probable and indicated	98,998	1,354	n/a	1.6%	0.1%	4,310,000
	- Inferred	22,581	1,456	n/a	0.1%	n/a	1,057,000

Notes:

1.

All mineral resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and the guidelines of NI 43-101.

2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.
3.

The Eastern Keno Hill Silver District property is comprised of three deposits: Bellekeno, Lucky Queen and Flame & Moth. The resource estimates for the Eastern Keno Hill Silver District are supported by disclosure in the news release dated December 5, 2013 entitled “Alexco Releases Positive Preliminary Economic Assessment for Expanded Silver Production from Eastern Keno Hill Silver District, Yukon” and by a technical report filed on SEDAR dated November 15, 2013 entitled “Updated Preliminary Economic Assessment for the Eastern Keno Hill Silver District Project – Phase 2, Yukon, Canada”.

4.

The resource estimates for the Bellekeno deposit are based on a geologic resource estimate having an effective date of May 31, 2012. The Bellekeno indicated resources are as at September 30, 2013, and reflect the geologic resource less estimated subsequent depletion from mine production.

5.	The resource estimates for the Lucky Queen deposit have an effective date of July 27, 2011.
6.	The resource estimates for the Flame & Moth deposit have an effective date of January 30, 2013.
7.

The resource estimates for Onek have an effective date of July 27, 2011, and are supported by disclosure in the news release dated July 27, 2011 entitled “Alexco Announces Initial Resource Estimates for Lucky Queen and Onek” and by a technical report filed on SEDAR dated September 8, 2011 entitled “Technical Report on the Onek Deposit, Onek Property, Keno Hill District, Yukon”.

8.

The resource estimates for Bermingham have an effective date of June 27, 2012, and are supported by disclosure in the news release dated June 28, 2012 entitled “Alexco Announces Initial Resource Estimates for Flame & Moth and Bermingham” and by a technical report filed on SEDAR and signature dated August 8, 2012 entitled “Technical Report on the Bermingham Deposit, Bermingham Property, Keno Hill District, Yukon”.

9.

The resource estimate for the Elsa Tailings has an effective date of April 22, 2010, and is supported by the technical report dated June 16, 2010 entitled “Mineral Resource Estimation, Elsa Tailings Project, Yukon, Canada”.

10.

Historical resources for Silver King were estimated by United Keno Hill Mines Limited, as documented in an internal report entitled “Mineral Resources and Mineable Ore Reserves” dated March 9, 1997. The historical resources were estimated based on a combination of surface and underground drill holes and chip samples taken on the vein and calculated using the polygonal (block) method and the 1997 CIM definitions for resource categories. These estimated historical resources include a total of 55,674 tonnes classified as proven and probable reserves and 43,324 tonnes classified as indicated resources, plus an additional 22,581 tonnes classified as inferred resources. Though believed by Alexco management to be relevant and reliable, this estimate of historical resources has not been verified by Alexco, pre-dates NI 43-101 and is not compliant with NI 43-101 resource categories. Verification of the estimate would require new drill holes into a statistically significant number of the historical resource blocks and/or a combination of on-vein sampling. A qualified person has not done sufficient work to classify this estimate of historical resources as current, nor is Alexco treating this historical estimate as a current mineral resource.

11.

The disclosure regarding the summary of estimated resources for Alexco’s mineral properties within the Keno Hill District has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager and a Qualified Person as defined by NI 43-101.

PEA – Key Metrics

Consolidated production	806,900 tonnes (t)
Consolidated production grade	745 grams per tonne (gpt) silver (Ag), 0.4 gpt gold (Au), 2.7% lead (Pb), 4.7% zinc (Zn)
Commercial production period	Q2 2015 – Q2 2020
Development, construction period	Q2 2014 – Q1 2015
Mill throughput	Average 406 tonnes per day (tpd)
Mill recoveries	Ag 93.6%, Au 71.3%, Pb 83.9%, Zn 60.4%
Concentrate produced (6% moisture)	30,685 tonnes Pb con, 51,026 tonnes Zn con
Total payable metal production	Ag 16.8Moz, Au 5,800oz, Pb 37.7Mlb, Zn 36.4Mlb
Production cost (mining, milling and G&A)	$253 per tonne of ore
Net Smelter Return (NSR) per tonne of ore (after incorporation of original Silver Purchase Agreement)	$419 per tonne of ore
Total capital (life of mine)	$76 million, including $37 million underground development
Initial capital to achieve positive cash flow	$25 million
Net Cash Contribution Pre-Tax	$53.7 million
IRR Pre-tax	45%
NPV Pre-tax (5%)	$39.9 million
Net Cash Contribution After Tax	$41.4 million
IRR After Tax	38%
NPV After Tax (5%)	$29.6 million
Prices Used in PEA	Ag US$24.00/oz, Pb US$0.95/lb, Zn US$0.85/lb, Au US$1,300/oz

(See PEA Cautionary language on slide 3.)

Potentially Mineable Tonnes

Potential Mineable Tonnes included in PEA Plant Feed

Mine	Diluted	Ag	Au	Pb	Zn	Calc'd
	(kt)	(gpt)	(gpt)	(%)	(%)	NSR
Bellekeno	85.7	660		6.74	4.15	$405
Lucky Queen	129	1054	0.12	2.35	1.47	$557
Flame & Moth	593	690	0.52	2.18	5.44	$391
Total PEA Plant Feed (kt)	807	745	0.40	2.69	4.67	$419

Potentially Mineable Tonnes Excluded from PEA Production Plan

In each of the three deposits there are some potentially mineable tonnes that were excluded from the PEA production plan for various reasons. Excluded tonnage is shown below.

Mine	Diluted	Ag	Au	Pb	Zn	Calc'd
	(kt)	(gpt)	(gpt)	(%)	(%)	NSR
Bellekeno	111	545	0.00	3.50	3.20	$314
Lucky Queen	19.5	932	0.10	2.40	0.97	$495
Flame & Moth	32.1	419	0.31	1.25	6.77	$243
Excluded from PEA Plan(kt)	163	566	0.07	2.92	3.64	$321

Please see the December 12, 2013, Alexco Resource Corp. Preliminary Economic Assessment Technical Report entitled “Updated Preliminary Economic Assessment for the Eastern Keno Hill Silver District Project – Phase 2, Yukon, Canada” for further information.

Lucky Queen Development

Current Resource

	Tonnes	Ag (gpt)	Au (gpt)	Pb (%)	Zn (%)	Ag ozs. (000)
Indicated	124,000	1,227	0.2	2.6	1.7	4,891
Inferred	150,000	571	0.2	1.4	0.9	2,753

(see appended Summary of Silver Resources slide)

Lucky Queen Historical Workings
Proposed Development
Lucky Queen Rehabilitation Completed
500 Level Workings
0
200
400
metres

28

Bellekeno Mine Plan

*Bellekeno Indicated Mineral Resource Estimate**

Tonnes	Silver (gpt)	Lead (%)	Zinc (%)	Silver (Oz)
262,000	585	3.5%	5.3%	4.9 mil

*Bellekeno Potentially Mineable Tonnes in PEA***

Tonnes	Silver (gpt)	Lead (%)	Zinc (%)
85,700	660	6.7%	4.2%

Note: Bellekeno East Zone Mineral Resource not shown in this figure
1200
1100
1000
900
Indicated Resource Block Outline
Planned Mine Blocks
Previously Mined
Bellekeno: 3 years from discovery to commercial production
0
100
200
metres

**Please see appended Potentially Mineable Tonnes slide for full disclosure.

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Bellekeno Operating Statistics

	2013[1]	2012

Ore tonnes mined	65,206	86,354
Ore tonnes processed	66,297	94,810
Mill throughput (tonnes per day)	271	260
Grade of ore processed:
Silver (grams per tonne)	705	760
Lead	7.7%	9.6%
Zinc	3.8%	4.8%
Recoveries:
Silver	94%	93%
Lead in lead concentrate	92%	90%
Zinc in zinc concentrate	61%	56%
Concentrate production:
Lead concentrate:
Tonnes produced	7,796	13,000
Concentrate grade:
Silver (grams per tonne)	5,458	4,965
Lead	60%	63%
Zinc concentrate:
Tonnes produced	3,450	5,685
Concentrate grade:
Silver (grams per tonne)	360	413
Zinc	45%	45%
Production – contained metal:
Silver (ounces)	1,408,164	2,150,959
Lead in lead con (pounds)	10,324,978	18,183,755
Zinc in zinc con (pounds)	3,443,855	5,676,284
Sales volumes by payable metal:
Silver (ounces)	1,456,925	2,033,821
Lead (pounds)	10,930,186	17,207,146
Zinc (pounds)	3,190,850	4,771,416
Cash costs of production[2]
Per ounce of payable silver produced	$14.00	$11.89

1 The year ended December 31, 2013 represents a shortened operating period encompassing 245 days.
2 Cash costs of production per ounce of payable silver produced is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 16 of Alexco’s December 31, 2013 MD&A for explanation and reconciliation.

Alexco History

- **2005** Company Founded
- **2006** Listed with TSX; symbol AXR
- **2006** Acquired Keno Hill Silver District, initiated exploration
- **2007** Listed with NYSE-MKT; symbol AXU
  "Discovery" of Bellekeno deposit
- **2008** Silver Wheaton Agreement - $50 million and $3.90/oz for 25% of future silver mined
- **2009** Bellekeno Construction Begins
- **2010** Comprehensive Cooperation Agreement with First Nation
- **2011** Bellekeno Mine Production – Three years discovery to production
- **2012** 52% Increase in Indicated Silver Resources
- **2013** Grew Flame & Moth to approx. 23 million oz Indicated resource
- **2013** Announced interim winter shutdown of operations to optimize costs, Published new PEA for Eastern Keno Hill Silver District
- **2014** Announced amended silver streaming agreement

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Share Structure

•	Trading Symbol:	NYSE*MKT:AXUTSX:AXR

•	Issued & Outstanding:	62.6 million shares

•	Fully diluted:	66.4 million shares

SENIOR MANAGEMENT

Clynton R. Nauman, B.Sc. (Hons.)	- President & CEO
Brad A. Thrall, B.Sc., MBA	- Executive Vice President, COO & President, Alexco Environmental Group
David E. Whittle, C.A.	- Senior Vice President & CFO
Al McOnie, M.Sc. (Geology), FAusIMM	- Vice President, Exploration
Jim Harrington, M.Sc.	- Senior Vice President & Chief Technology Officer, Alexco Environmental Group
Vicki Veltkamp	- Vice President, Investor Relations

BOARD OF DIRECTORS

George Brack, Chairman

Michael Winn

David H. Searle, C.M., Q.C.

Terry Krepiakevich, C.A., ICD.D.

Rick Van Nieuwenhuyse, M.Sc.

Rick Zimmer, P.Eng., MBA

Clynton R. Nauman, B.Sc. (Hons.)

Senior Management & Board of Directors

ALEXCO

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Qualified Persons & Cautionary Note Concerning Reserve & Resources Estimate

Except where specifically indicated otherwise, the disclosure in this presentation of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Investment 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). All material technical information included herein has previously been disclosed by Alexco, and the viewer Is particularly directed to the company’s most recently filed AIF and U.S. Form 40-F and its most recently filed interim and annual financial reports; as well as the remaining filings completing Alexco’s continuous disclosure records.

This presentation has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this presentation have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not otherwise comply with NI 43-101, using the historical terminology, if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) to the extent known, provides the key assumptions, parameters and methods used to prepare the historical estimate; (d) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and if so includes an explanation of the differences; (e) includes any more recent estimates or data available to the issuer; (f) comments on what work needs to be done to upgrade or verify the historical estimate as current mineral resources or mineral reserves; and (g) states with equal prominence that a qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and that the issuer is not treating the historical estimate as current mineral resources or mineral reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Alexco Contact Information

Investor Relations:
Clynton R. Nauman, President & CEO
Vicki Veltkamp, Vice President, Investor Relations
David Whittle, CFO
Phone: (604) 633-4888
Email: info@alexcoresource.com

Website:
www.alexcoresource.com

Vancouver Office:
1150 - 200 Granville Street
Vancouver, BC V6C 1S4
P. 604-633-4888
F. 604-633-4887

ALEXCO

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